XXIV. CODE OF ETHICS

Ethical Standards

The Firm adheres to a policy of sound investment principles, practices and high ethical standards. The Firm's reputation for integrity and excellence requires careful observance of the letter and spirit of all applicable laws and regulations and a scrupulous regard for the highest standards of conduct and personal integrity. The Firm will comply with all applicable laws and regulations. The ethical standards adopted by the National Futures Association (NFA) include those specifically required by Section 17 of the Commodity Exchange Act, such as prohibitions against fraud, manipulative and deceptive acts and practices and unjust and inequitable dealings. The Firm expects all of its employees to conduct business in accordance with the letter, spirit, and intent of all relevant laws and to refrain from any illegal, dishonest, or unethical conduct.

Ethical Training

It is the responsibility of the CCO to remain current on issues relating to new technology, commercial practices, regulations and other changes, along with the ethical ramifications of these changes, and then provide employees with appropriate ethical training in response to those issues. It is important that employees understand their responsibilities to the public, and have an awareness of professional ethical standards. They must maintain this awareness if they are to remain fit as employees of the Firm.

At a minimum, ethics training will include:

- An explanation of any applicable laws and regulations, and rules of self-regulatory organizations or contract markets and registered transaction execution facilities;
- The employee's obligation to the public to observe just and equitable principals of trade;
- How to act honestly and fairly and with due skill, care and diligence in the best interest of customers and the integrity of the markets;
- Obtaining and assessing the financial situation and investment experience of investors;
- Disclosure of material information to investors; and
- Avoidance, proper disclosure and handling of conflicts of interest.

Training Providers

Since it is acceptable to use classes sponsored by qualified independent persons, firms or industry associations, the Firm will utilize a reputable third-party ethics provider for its training. Training may be obtained through the Internet, computer software, audio tapes, video tapes or via in-person courses. The ethics training provider currently utilized by the Firm is Compliance Supervisors, Inc.

Frequency of Training

All registered employees of the Firm will receive ethics training, the length and content of which will be decided by the CCO based upon the employee's knowledge base, background and the sensitivity of their role at the Firm. All APs of the Firm shall receive initial ethics training within twelve (12) months of registering with the Firm, unless the AP can prove receipt of previous initial training. After receiving or providing satisfactory proof of initial ethics training, all APs will receive, at a minimum, 1 hour of ethics training every three (3) calendar years.

Documentation

The Firm will maintain documentation showing that training has been implemented and completed.

Conflicts of Interest/Outside Business Activities

No employee of the Firm shall engage in any independent business or practice outside of their employment with the Firm unless they obtain prior written consent of the Firm. Any employee wishing to obtain the Firm's written consent must provide the CCO with a written request detailing the practice or business in question at least 30 days prior to the proposed start-date. Requests will be considered on a case-by-case basis by:

John Reese, Chief Executive Officer
Terry Scott, Chief Compliance Officer
David Schink, General Counsel

Upon reviewing the request and judging the severity/impact of the conflict, the employee will be notified within 21 days of receipt of the request, in writing, of the disposition of the request. Any employee who violates this procedure or proceeds with any independent business or practice that has been prohibited by the Firm will be subject to disciplinary action ranging from written reprimand to immediate dismissal, depending upon the severity of the infraction. Written records of the request and decision will be maintained in the employee's personnel file for the duration of employment with the Firm.

In addition, employees shall disclose to the Firm:

- Any monetary compensation or other benefits that they may receive for services rendered outside of their duties with the Firm.
- Any beneficial ownership of securities or other investments that reasonably could be expected to interfere with their duty to the Firm or their ability render unbiased and objective service to clients.

Insider Trading

The Firm forbids any of its employees from trading in the securities of an issuer for which an employee or the Firm may possess material non-public information. Such trading by an employee is forbidden for both an employee's personal trading accounts and the private funds managed by the Firm. In addition, an employee may not communicate material non-public information to anyone, including other employees. The Firm's policies apply to every employee and extend to activities within and outside their duties at the Firm.

The act of trading or communicating material non-public information is commonly known as "insider trading." The term "insider trading" is not defined in the federal securities laws, but is generally used to refer to the use of material non-public information obtained directly or indirectly from an officer, director or employee of a public company and used improperly (for example, in violation of a duty of confidentiality) to trade in the company's securities (whether or not one is an "insider") or the communication of material non-public information to others. The term also refers to non-public information about a tender offer obtained directly or indirectly from a prospective bidder. These laws also prohibit the dissemination of inside information to others who may use that knowledge to trade securities (so-called "tipping"). These prohibitions apply to all employees and extend to activities within and outside their duties at the Firm. If an employee learns of information that he or she believes may be considered inside information, they must contact the CCO immediately before taking any action.

Employees should also note that intentionally creating, spreading or using false rumors may violate the anti-fraud provisions of federal securities laws. Such conduct is contradictory to the Firm's Code, as well as the Firm's expectations regarding appropriate behavior of its employees. The circulation of false rumors or sensational information that might reasonably be expected to affect market conditions for one or more Securities, a sector or market, or unjustly affect any person or entity, is strictly prohibited.

The law of insider trading is not always clear and is continuously developing. An individual may be legitimately uncertain about the application of the rules in a particular circumstance. Oftentimes, a single question can forestall disciplinary action, or complex legal problems. For these reasons, an employee must notify the CCO immediately if he or she has any reason to believe that a violation of these procedures has occurred or is about to occur, or if he or she has any questions regarding the applicability of these procedures.

Restricted List

Absent an exception granted by the CCO, employees are restricted from trading the securities of issuers that are on the Firm's Restricted List on behalf of a Client or in employees' personal trading accounts until such security is removed from the Restricted List. In addition, the Restricted List itself is confidential and may not be disclosed to anyone outside the Firm as it may contain material non-public

information. It is therefore vital that employees do not disclose the contents of the Restricted List to anyone outside of the Firm. The CCO is responsible for maintaining the Firm's Restricted List.

Other Prohibited Trading and Trading-Related Practices

Market Manipulation

In addition to insider trading, the federal securities laws prohibit market manipulation, which encompasses any intentional or willful conduct that is designed to, or does operate, as a fraud or deceit upon investors. Claims of market manipulation may be brought under Section 9(a)(1) and Section 9(a)(2) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 10b-5 under the Exchange Act. Market manipulation typically takes the form of activities that are undertaken for the purpose of creating a false or misleading appearance of active trading in a security or controlling or artificially affecting the price of a security. In particular, any trade that is undertaken to benefit from changes in price that are triggered by the trade itself and not to benefit from independent gains or losses on the trading position, or that otherwise lacks an independent economic rationale is likely to raise market manipulation concerns.

Employees are strictly prohibited from (a) engaging, directly or indirectly, in any trading activities in employee trading accounts; (b) attempting to direct or influence the Firm's or the Clients' business activities; or (c) engaging, directly or indirectly, in any trading-related activities that, in each case, may be viewed as manipulative. All employees are expected to adhere to the highest principles in the conduct of the Firm's and the Clients' business and must not engage in any deceptive, dishonest, or unfair practice.

Frontrunning

In general terms, frontrunning involves the use of an informational advantage in the trading of securities where the person effecting such transaction has a financial interest or exercises investment discretion. If nonpublic information of an imminent, significant market transaction serves as the impetus for any transaction, such activity is generally defined as frontrunning. For example, if an employee was to learn of an investment firm's decision to take a sizeable position in a particular issuer and then effected a transaction in that issuer's securities in order to profit from the security's price fluctuation resulting from the impending order that would be deemed frontrunning. In cases where the information is obtained from an entity or person to whom a fiduciary obligation is owed (for example, the Firm or the Clients), frontrunning would be deemed fraudulent activity under the federal securities laws. Irrespective of the source of the information, the Firm prohibits its Employees from engaging in frontrunning in employee trading accounts or otherwise.

Rumors

Employees also should be aware that intentionally creating, spreading or using false rumors may violate the anti-fraud provisions of federal securities laws. Such conduct is contradictory to the Firm's procedures, as well as the Firm's expectations regarding appropriate behavior of its employees. The circulation of false rumors or sensational information that might reasonably be expected to affect the economy, a particular sector or industry, or a particular company is strictly prohibited.

Personal Trading

The Firm's personal trading policy is designed to prevent potential legal, business or ethical conflicts; to minimize the risk of unlawful trading in any personal trading account and to guard against the misuse of confidential information. All personal trading and other activities of employees must avoid any conflict or perceived conflict of Firm and investor interest. Employees are prohibited from engaging in unlawful trading and any trading that may appear to be improper.

Firm employees must disclose to the CCO within thirty (30) days of hire, in writing, all personal trading accounts held over which they have discretion, and arrange for duplicate statements to be sent directly to the CCO. In addition, each employee shall attest, annually in writing, that they have disclosed all personal trading accounts in accordance with this supervisory procedure in the Initial/Annual Holdings Report (Exhibit F).

Due to the type of trading program employed by the Firm as well as the instruments traded, it is highly unlikely that any employee of the Firm could effectively "front-run" the Firm Funds and Accounts or misuse confidential information for its own benefit at the expense of investors. Therefore, the Firm does not require pre-approval of employee trades at this time. The CCO will revisit this issue at least annually and, if circumstances change and pre-approval is warranted, he will update this procedure accordingly.

The Firm reserves the right to prevent employee purchases or sales of a futures contract or securities for any reason it deems appropriate. The Firm reserves the right to require the disgorgement of any profits from a transaction deemed to be in violation of the Firm's personal trading policies, in addition to other sanctions, at the discretion of the CCO.

The CCO or their designee will conduct reviews at least quarterly using the Personal Trading Review Form (Exhibit G) and employee brokerage account statements to ensure that no employee or any related account (this may include, but not limited to, an account for which an employee is a trustee, or custodian, a spousal account, any account of an employee's children or any account for an individual who relies on the employee for material support), is misusing confidential information for their own benefit at the expense of investors. The CCO will document the results of the review. The personal trading activities of the CCO will be reviewed by the Firm's General Counsel. Should any potential violation be identified, the CCO will thoroughly research the potential violation and report findings to

the Firm's General Counsel, using the Personal Trading Infraction Review Form (Exhibit H). In the case of an infraction by the CCO, General Counsel will complete the Personal Trading Infraction Review Form. The Chief Compliance Officer and/or General Counsel will determine what disciplinary action, if any, is required.

All documentation pertaining to personal trading by Firm employees will be maintained for a period of no less than six (6) years.

Please note that investments by employees in the Firm Funds or Accounts are governed by the allocation procedures detailed in the applicable offering/disclosure documents and will therefore not be reviewed in accordance with this procedure.

Private Placements and Initial Public Offerings

No employee shall acquire any security in a private placement, whether an initial or follow-on investment, without the prior written approval of the CCO. In determining whether to approve or deny a request to participate in a private placement, the CCO shall consider whether the private placement is being offered because of an employee's position with the Firm and whether notice to the Firm's investors is necessary, as well as any other factors that may be relevant, including whether the proposed investment poses any conflict of interest with the Firm or the Clients. If an employee acquired securities in a private placement prior to an employee being hired by the Firm, these investments must be disclosed to the CCO at the time of hire.

No employee may acquire any securities for a personal account in an Initial Public Offering ("IPO") of equity securities without the prior written approval of the CCO.

The CCO will retain in the records of the Firm a copy of the disposition of Employees' requests to participate in Private Placements and IPOs, which shall include a summary of the rationale for the CCO's decision to approve or reject such requests.

Gifts and Entertainment

Employees may generally give and receive business-related gifts and entertainment, so long as such gifts and entertainment are not lavish or excessive and are given and received in accordance with this Gift & Entertainment Policy. "Business-related" gifts and entertainment refer to gifts and entertainment that are given by or to any third party with whom the Firm has or is likely to have a business relationship, including, but not limited to: existing and prospective investors, financial institutions, broker-dealers, clearing firms, securities/commodities exchanges, service providers and other vendors (together with each of their directors, officers, employees and agents). Note that an employee's attendance at an event, such as a concert or sporting event, that is paid for by a business contact but not attended by that business contact is considered a gift and not entertainment.

Entertainment

Attending Entertainment Events

Employees may attend business-related meals, sporting events and other entertainment events at the expense of another party, provided that the entertainment event does not appear lavish or extravagant in nature. If, prior to attending a business-related entertainment event, an employee has knowledge that the cost or value of the employee's attendance at such event is greater than $500, the employee should obtain written pre-clearance from the CCO prior to the event.

Hosting Entertainment Events

The Firm and its employees may host business-related meals and other entertainment events but are prohibited from hosting any such entertainment event that may appear lavish or extravagant. If, prior to hosting a business-related entertainment event, an employee has knowledge that the cost or value per participant will be greater than $500, the employee should obtain written pre-clearance from his business manager or the CCO prior to the event. In addition, employees must also report to his manager or the CCO if the aggregate value of any such business-related entertainment provided to a single recipient exceeds $500 in any calendar year. To the extent that it is not practicable to obtain pre-clearance for entertainment (e.g., in the case of an event such as dining where the price is not known in advance), such entertainment must be reported promptly following the event.

Gifts

Accepting Gifts

Employees may accept business-related gifts, provided that such gifts do not appear lavish or extravagant in nature. Prior to accepting a gift with a cost or value greater than $100, or a gift that will cause the total amount of gifts given to the employee by a party in the same year to exceed $500, an employee must obtain CCO approval in writing. Gifts with an estimated cost or value under $500 and firm-wide gifts such as holiday baskets delivered to the Firm's offices that are received on behalf of the Firm, as a firm, do not need to be reported.

Giving Gifts

The Firm and its employees may give business-related gifts, but are prohibited from giving gifts that may appear lavish or extravagant. Employees must obtain business manager or CCO approval in writing prior to giving a business-related gift with a cost or value in excess of $100 per recipient. In addition, employees must also report to his business manager or the CCO if the aggregate value of any such business-related gifts given to a single recipient exceeds $100 in any calendar year.

There is a rebuttable presumption that any gift from a business contact is a business-related gift subject to the limitations set forth in this policy. If an employee wishes to accept a gift from a business contact that is not in relation to their or the Firm's business (e.g., a wedding, birthday or holiday gift) and the gift is the result of a personal relationship that has developed between the employee and such business

contact and the employee does not wish for the gift to be counted against the reporting and pre-clearance thresholds, the employee should consult with the CCO.

Promotional items that display the gifting party's logo such as golf balls, shirts, towels and pens are not "gifts" for purposes of this policy.

Political Contributions

Definition of Political Contribution

For purposes of this policy, "Political Contribution" means *any* contribution to any candidate for public office. Specifically, a Political Contribution is any gift, subscription, loan, advance, deposit of money or *anything of value* made for the purpose of supporting a candidate, or influencing any election, for federal, state or local office. This includes, for example, repaying a candidate's campaign debt incurred in connection with any such election, or paying the transition or inaugural expenses of the successful candidate for any such election. "Political Contribution" also includes indirect contributions (for example through a family member or friend).

Policy

The Firm's Political Contributions Policy requires all employees to request and receive written authorization from the CCO prior to making any Political Contribution. The Firm has adopted this policy to help ensure that political contributions by Employees do not trigger the SEC's "Pay-to-Play" Rule enacted in June 2010, or any state or local laws that could affect the Firm's ability to accept compensation from certain government entities (primarily state pension funds).

Under the SEC's Rule, there are significant consequences—generally, a two-year "time out" from receiving compensation for providing advisory services to a state or local government after the Firm or an employee of the Firm makes a political contribution to an official of the governmental entity, who is in a position to influence the award of the entity's business. The Rule also prohibits an adviser's use of third parties, such as Political Action Committees ("PACs"), to make contributions to elected officials, candidates or political parties, and generally prohibits an adviser from paying or agreeing to pay any person or PAC to solicit a government entity for advisory services on behalf of the adviser. Fundamentally, the goal of the "Pay-to-Play" Rule is to assure (a) fairness in the process of selecting investment advisers to manage public pension plan assets and (b) selection of advisers based on the best interests of the plans and their beneficiaries and not based on "favors" or "kickbacks." Importantly, the practices prohibited under the Rule apply not only when an adviser seeks to be hired to manage government assets directly, but also where it seeks to obtain government entities as investors in certain pooled investment vehicles, including hedge funds, private equity funds, venture capital funds and collective investment trusts.

The SEC's "Play-to-Pay" Rule includes many nuances and the discussion here is not intended to be an exhaustive analysis of all of its provisions. If you have any questions about political contributions and solicitation practices, you should consult with the CCO.

Scope of Policy

The approval requirements of the Policy extend to all Political Contributions to any PAC or candidate in the United States by any Employee. The policy also governs all Political Contributions in the Firm's name or on the Firm's behalf.

Corporate Contributions

Employees may not use personal or any corporate funds to make Political Contributions on behalf of or in the name of the Firm. All requests for Political Contributions to be made on behalf of, or in the name of, the Firm should be directed to the CCO.

Contributions to Lobbyists

Employees may not use personal or any corporate funds to make contributions, both personally or in the name of the Firm, to any lobbyist or lobbyist group with without prior written consent of the CCO.

Charitable Contributions Distinguished

Contributions to a charity are not considered "political contributions" unless made to, through, in the name of, or to a fund controlled by a U.S. state or local candidate or official. This Firm's Political Contributions Policy is not intended to impede legitimate, charitable fund-raising activities. Any questions regarding whether an organization is a charity should be directed to the CCO.